

Mailstop 3233

March 15, 2016

<u>Via E-mail</u>
Daniel Shaeffer
Chief Executive Officer and Director
Cottonwood Multifamily REIT I, Inc.
6340 South 3000 East
Suite 500
Salt Lake, Utah 84121

> **Re: Cottonwood Multifamily REIT I, Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 29, 2016**
> **File No. 024-10527**

Dear Mr. Shaeffer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Cover Page

1.   We note your revised Use of Proceeds tabular disclosure reflecting the dollar amount and percentage represented by the organization and offering expenses to be paid by your sponsor. Please revise the table on your cover page to reflect these fees as well.

Plan of Distribution

Subscription Procedures, page 42

2.   Please revise your disclosure to clarify whether investors will be able to revoke or
        withdraw subscription agreements submitted prior to the qualification date and, if so,
        please describe this procedure. If there are no such arrangements, please so state.

Stock Ownership, page 58

3.   Please disclose the natural person(s) with voting and/or investment control of the shares
        held by Cottonwood Residential O.P., LP.

Prior Performance Summary

Prior Programs with Adverse Results, page 76

4.   We note your response to comment 13 of our letter and your revised disclosure. Please
        revise to disclose all major adverse business developments or conditions experienced by
        any prior program that would be material to investors in this program, not just those
        programs that had been liquidated as of December 31, 2015, or advise us why no such
        additional disclosure is material.

Signatures

5.   When filing an amendment to the Offering Statement, please arrange for it to be executed
        by the Company's Principal Executive Officer, Principal Financial Officer and Principal
        Accounting Officer in accordance with Rule 252 of Regulation A.

Exhibit 15.1 – Prior Performance Tables

6.   We note your response to comment 17 of our letter and your revised disclosure, stating
        that your sponsor's prior real estate programs had investment objectives that were
        "generally tax driven." Please revise to clarify how the investment objectives of your
        sponsor's prior real estate programs differed from yours.

Table III – Annual Operating Results of Prior Programs

7.   We note your response to comment 19 of our letter. Please advise us how you
        determined for which prior programs to present Table III disclosure. Please note that
        Guide 5 limits Table III disclosure to "programs the offerings of which closed in the most
        recent five years." Please also refer to CF Disclosure Guidance Topic No. 6.

Exhibits

8.   We note that counsel assumes in exhibit 12.1, Legal Opinion, that upon the issuance of any of the Shares, the total number of Shares issued and outstanding will not exceed the total number of Shares that the Company is then authorized to issue under the Charter. Please revise to clarify that you have sufficient authorized shares as of the date of the opinion. In addition, we note that your previously filed legal and tax opinions are undated. Please confirm that you intend to file final, dated opinions prior to qualification.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or Sandra B. Hunter, Staff Attorney, at (202) 551-3758 with any other questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities

cc: Darryl Steinhause
        DLA Piper LLP